

Mail Stop 3720

December 16, 2016

Roger Branton
Chief Financial Officer
xG Technology, Inc.
240 S. Pineapple Avenue
Suite 701
Sarasota, Florida 34236

      Re: **xG Technology, Inc.**
             Registration Statement on Form S-1
             Filed December 2, 2016
             File No. 333-214874

Dear Mr. Branton:

      This is to advise you that we have not reviewed, and will not review, your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 with any questions.

                        Sincerely,

                        /s/ Kathleen Krebs, for

                        Larry Spirgel
                        Assistant Director
                        AD Office 11 - Telecommunications

cc: David Danovitch, Esq.
       Avraham Adler, Esq.